FIRST FINANCIAL CORPORATION One First Financial Plaza Terre Haute, IN 47807	Michael A. Carty Sr. Vice President & CFO

July 27, 2009

VIA EDGAR

Mr. David Lyon
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     First Financial Corp.
  Form 10-K for December 31, 2008
  File Number 0-16759

Dear Mr. Lyon:

We are in receipt of your letter dated July 22, 2009 regarding the above-reference filing. As you have discussed with our counsel, John Tanselle, we are currently in the process of finalizing our financial statements and quarterly report for the quarter ended June 30, 2009. We have also recently acquired certain deposits and assets of The First National Bank of Danville in Vermilion County, Illinois, through the FDIC’s confidential bidding process, and are engaged in integrating those assets into our systems.

Because of these outstanding matters, and in order to have sufficient time to prepare a response to the concerns raised in the letter, we are requesting an extension of the time limitation set forth in the letter for the filing of responses. Ten business days from the date of the letter would have been August 5, 2009. We are requesting an extension to August 24 to provide our response.

Please let us know whether this extension of time is acceptable. We appreciate your consideration of this matter.

Very truly yours,

(s) Michael A. Carty

Michael A. Carty
Chief Financial Officer